June 25, 2019

Michael P. O'Hara
Chief Financial Officer
Armada Hoffler Properties, Inc.
222 Central Park Avenue, Suite 2100
Virginia Beach, VA 23462

       Re: Armada Hoffler Properties, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed February 28, 2019
           File No. 001-35908

Dear Mr. O'Hara:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comments, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Notes to Consolidated Financial Statements
6. Notes Receivable
The Residences at Annapolis Junction, page F-26

1. Please tell us the authoritative accounting literature management relied upon to account for the Option sale proceeds as a loan discount that will be recognized as interest income over the term of the loan.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jorge Bonilla, Staff Accountant at 202-551-3414 or Jennifer Monick,
Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.
 Michael P. O'Hara
Armada Hoffler Properties, Inc.
June 25, 2019
Page 2



                                               Sincerely,
FirstName LastNameMichael P. O'Hara
                                               Division of Corporation Finance
Comapany NameArmada Hoffler Properties, Inc.
                                               Office of Real Estate and
June 25, 2019 Page 2                           Commodities
FirstName LastName